
02006933

JNITED STATES
ND EXCHANGE COMMISSION
washington, D.C. 20549

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FEB 28 2002
310

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44497

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TRUSTMARK FINANCIAL SERVICES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

248 EAST CAPITOL SUITE 1000
(No. and Street)

JACKSON, MS 39201
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS V HOWARD 601-969-2368
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ARTHUR ANDERSON LLP
(Name — *if individual, state last, first, middle name*)

188 EAST CAPITOL STREET SUITE 1300 JACKSON, MS 39201
(Address) (City) (State) Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS V HOWARD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRUSTMARK FINANCIAL SERVICES, INC, as of DECEMBER 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

My Commission Expires May 31, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Trustmark Financial Services, Inc.

Financial Statements
as of December 31, 2001 and 2000
Together With Report of Independent Public Accountants And
Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Trustmark Financial Services, Inc.:

We have audited the accompanying balance sheets of **TRUSTMARK FINANCIAL SERVICES, INC.** (TFSI), a Mississippi corporation and wholly owned subsidiary of Trustmark National Bank, as of December 31, 2001 and 2000, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of TFSI's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TFSI as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Jackson, Mississippi
February 1, 2002

TRUSTMARK FINANCIAL SERVICES, INC.

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
ASSETS:		
Cash	**$ 402,850**	$ 466,808
Short-term money market funds	**5,305,545**	3,253,141
Other asset receivables	**371,724**	-
Total assets	**$6,080,119**	$3,719,949

LIABILITIES AND SHAREHOLDER'S EQUITY

	2001	2000
LIABILITIES:		
Due to shareholder	**$ 320,944**	$ 358,791
Accrued expenses and other liabilities	**514,845**	168,732
Total liabilities	**835,789**	527,523
COMMITEMNTS AND CONTINGENCIES (NOTE 8)		
SHAREHOLDER'S EQUITY:		
Common stock, no par value; 1,000 shares authorized, issued and outstanding	**250,000**	250,000
Retained earnings	**4,994,330**	2,942,426
Total shareholder's equity	**5,244,330**	3,192,426
Total liabilities and shareholder's equity	**$6,080,119**	$3,719,949

The accompanying notes are an integral part of these statements.

TRUSTMARK FINANCIAL SERVICES, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
INCOME:		
Commissions	**$4,912,344**	$5,990,478
Investment advisory fees	**2,945,160**	0
Interest income	**165,603**	215,672
Other customer fees	**3,005**	3,276
	8,026,112	6,209,426
EXPENSES:		
Salaries and employee benefits	**3,330,065**	3,540,213
Clearing, execution, and market information	**676,370**	965,587
Occupancy and equipment	**168,631**	169,958
Administrative and other	**523,142**	776,018
	4,698,208	5,451,776
INCOME BEFORE INCOME TAXES	**3,327,904**	757,650
INCOME TAX EXPENSE	**1,276,000**	302,068
NET INCOME	**$2,051,904**	$ 455,582

The accompanying notes are an integral part of these statements.

TRUSTMARK FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
BALANCE, January 1, 2000	1,000	$250,000	$2,486,844	$2,736,844
Net income	-	-	455,582	455,582
BALANCE, December 31, 2000	1,000	250,000	2,942,426	3,192,426
Net income	-	-	2,051,904	2,051,904
BALANCE, December 31, 2001	**1,000**	**$250,000**	**$4,994,330**	**$5,244,330**

The accompanying notes are an integral part of these statements.

TRUSTMARK FINANCIAL SERVICES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	**$2,051,904**	$ 455,582
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in other assets	**(371,724)**	-
(Decrease) increase in due to shareholder	**(37,847)**	41,622
Increase (decrease) in accrued expenses and other liabilities	**346,113**	(38,883)
Net cash provided by operating activities	**1,988,446**	458,321
CASH AND CASH EQUIVALENTS, beginning of year	**3,719,949**	3,261,628
CASH AND CASH EQUIVALENTS, end of year	**$5,708,395**	$3,719,949

The accompanying notes are an integral part of these statements.

TRUSTMARK FINANCIAL SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

1. ORGANIZATION

Trustmark Financial Services, Inc. (TFSI) is a wholly owned subsidiary of Trustmark National Bank (TNB), which is a wholly owned subsidiary of Trustmark Corporation (Trustmark). TFSI is registered as a broker-dealer in securities under the Securities Exchange Act of 1934. During 2001, TFSI became a registered investment adviser under the Investment Advisers Act of 1940. Its operations consist of coordinating securities transactions for its customers through a single clearinghouse, Pershing, a division of Donaldson, Lufkin, and Jenrette Securities Corporation (a wholly owned subsidiary of Donaldson, Lufkin, and Jenrette, Inc.). Pershing clears substantially all securities transactions for TFSI's customers and carries the accounts of such customers for those transactions on a fully disclosed basis. TFSI's customer base consists primarily of TNB's customers from the Mississippi and Tennessee communities in which TNB conducts business. TFSI does not engage in any underwriting activities. TFSI is a K(2)ii reporting company and as such is exempt from the requirements of the Securities and Exchange Commission (SEC) Rule 15c3-3.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Securities transactions and related revenues and expenses, including commissions, are recorded by TFSI on a settlement date basis which does not differ significantly from that which would be recognized on a trade date basis.

Investment Advisory Fees

Investment advisory fees are received monthly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

TFSI does not file a separate income tax return; rather, its income is included in the consolidated return of Trustmark. Under an intercompany tax sharing agreement, TFSI pays Trustmark for its pro rata share of the consolidated current tax liability or receives its pro rata share of refunds for any current tax benefit. There were no material temporary differences at December 31, 2001 and 2000. Payments to taxing authorities are made by Trustmark.

Subordinated Liabilities

A statement of changes in liabilities subordinated to claims of creditors is not included in the accompanying financial statements because TFSI had no liabilities subordinated to claims of creditors as of December 31, 2001 or 2000.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. STATEMENTS OF CASH FLOWS

For the purpose of reporting cash flows, cash and cash equivalents include cash and short-term money market funds.

During 2001 and 2000, TFSI paid to Trustmark $891,000 and $353,487, respectively, for income taxes pursuant to a tax sharing agreement between TFSI and Trustmark. During 2001 and 2000, TFSI paid no interest.

4. FAIR VALUES OF FINANCIAL INSTRUMENTS

At December 31, 2001 and 2000, the carrying values of TFSI's assets and liabilities approximate their fair values.

5. CASH

Under its clearing agreement with Pershing, TFSI is required to maintain a $100,000 "clearing deposit" on which interest is earned at the rate of 1% below the Pershing Base Lending Rate.

6. RELATED PARTY TRANSACTIONS

Cash includes amounts in a noninterest-bearing intercompany account at TNB of $152,333 and $290,727 at December 31, 2001 and 2000, respectively.

TNB pays all direct costs for TFSI and charges TFSI for those expenses through the noninterest-bearing intercompany account. At December 31, 2001 and 2000, TFSI owed TNB $320,944 and $358,791, respectively, for such operating costs.

An indirect expense allocation is charged to TFSI through the noninterest-bearing intercompany account for expenses such as unemployment taxes, telephone, professional fees, and insurance. Those expenses were $229,200 and $421,200 for 2001 and 2000, respectively. TFSI rents office space from TNB on a month-to-month basis, also charged to TFSI through the noninterest-bearing intercompany account, which amounted to $92,400 for 2001 and 2000.

Full-time employees of TFSI participate in TNB's employee benefit plans, which include a noncontributory pension plan, a 401(k) plan and a self-insured medical benefit plan. During 2001 and 2000, TFSI incurred expenses of $15,600 for each year related to the noncontributory pension plan. Also, during 2001 and 2000, expenses of $94,800 for each year were incurred related to the 401(k) plan. TFSI incurred expenses of $56,958 and $55,588 in 2001 and 2000, respectively, related to the medical benefit plan.

7. NET CAPITAL REQUIREMENTS

TFSI is subject to the SEC's Uniform Net Capital requirements (Rule 15c3-1), which require the maintenance of minimum net capital. TFSI uses the basic net capital method, which requires that TFSI maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 $^{2}/_{3}$% of aggregate indebtedness. This rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, TFSI had net capital, calculated pursuant to this rule, of $5,138,219, which was $4,888,219 in excess of required net capital.

8. COMMITMENTS AND CONTINGENCIES

TFSI is subject to claims and other legal proceedings in the normal course of business. These proceedings include alleged compensatory and punitive damages. Although it is not possible to determine, with any certainty, the potential exposure related to punitive damages, in the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material effect on TFSI's financial statements.

TRUSTMARK FINANCIAL SERVICES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Computation of net capital:		
Total shareholder's equity qualified for net capital	**$5,244,330**	$3,192,426
Deduct:		
Nonallowable assets	**-**	-
Haircuts	**106,111**	66,197
Net capital	**$5,138,219**	$3,126,229
Aggregate indebtedness:		
Due to shareholder	**$ 320,944**	$ 358,791
Accrued expenses and other liabilities	**514,845**	168,732
Total aggregate indebtedness	**$ 835,789**	$ 527,523
Computation of basic net capital requirement:		
Net capital	**$5,138,219**	$3,126,229
Less minimum net capital required	**250,000**	250,000
Excess net capital	**$4,888,219**	$2,876,229
Percentage of aggregate indebtedness to net capital	**16%**	17%

There were no differences between the net capital computation under Rule 15c3-1 reported above and the computation filed by TFSI in the unaudited Form X-17A-5 for 2001 or 2000.


ANDERSEN

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Trustmark Financial Services, Inc.:

In planning and performing our audit of the financial statements of **TRUSTMARK FINANCIAL SERVICES, INC.** (TFSI), a Mississippi corporation and wholly owned subsidiary of Trustmark National Bank, for the year ended December 31, 2001, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by TFSI, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because TFSI does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by TFSI in any of the following: (1) making quarterly securities examinations, counts, verifications and comparisons; (2) recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of TFSI is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which TFSI has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that TFSI's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Jackson, Mississippi
February 1, 2002